UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RTI Surgical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74975N105

(CUSIP Number)

Ned H. Villers

WSHP Biologics Holdings, LLC

c/o Water Street Healthcare Partners

333 West Wacker Drive, Suite 2800

Chicago, Illinois 60606

(312) 506-2900

Copy to:

James S. Rowe

Martin A. DiLoreto, Jr., P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	13D	Page 2

1.	NAMES OF REPORTING PERSONS WSHP Biologics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,389,521 shares of Common Stock (as defined below) issuable upon conversion of 50,000 shares of Series A Preferred Stock (as defined below).*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*	The Series A Preferred Stock is convertible into Common Stock after the satisfaction of specified conditions, including a vote of the shareholders to approve the transactions contemplated by the Investment Agreement (as defined below). The calculation of shares of Common Stock is based on an initial conversion price of $4.39, which is subject to adjustment in certain circumstances (as more fully described below).
**	The calculation of the foregoing percentage is based on 56,306,195 shares of Common Stock outstanding as of the signing of the Investment Agreement on June 12, 2013, plus an additional 11,389,521 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 3

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	The Series A Preferred Stock is convertible into Common Stock after the satisfaction of specified conditions, including a vote of the shareholders to approve the transactions contemplated by the Investment Agreement (as defined below). The calculation of shares of Common Stock is based on an initial conversion price of $4.39, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 56,306,195 shares of Common Stock outstanding as of the signing of the Investment Agreement on June 12, 2013, plus an additional 11,389,521 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 4

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Management II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	The Series A Preferred Stock is convertible into Common Stock after the satisfaction of specified conditions, including a vote of the shareholders to approve the transactions contemplated by the Investment Agreement (as defined below). The calculation of shares of Common Stock is based on an initial conversion price of $4.39, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 56,306,195 shares of Common Stock outstanding as of the signing of the Investment Agreement on June 12, 2013, plus an additional 11,389,521 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 5

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,389,521 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*	The Series A Preferred Stock is convertible into Common Stock after the satisfaction of specified conditions, including a vote of the shareholders to approve the transactions contemplated by the Investment Agreement (as defined below). The calculation of shares of Common Stock is based on an initial conversion price of $4.39, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 56,306,195 shares of Common Stock outstanding as of the signing of the Investment Agreement on June 12, 2013, plus an additional 11,389,521 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 6

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of RTI Surgical, Inc., a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). The address of the office of the Issuer is 11621 Research Circle, Alachua, FL 32615.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the persons in the following table (collectively, the “Reporting Persons”).

Reporting Person	Principal Business	Address of Principal Office
WSHP Biologics Holdings, LLC	To make an investment in the Issuer.	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Water Street Healthcare Partners II, L.P.	To make private equity investments in securities of public and private companies.	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Water Street Healthcare Management II, L.P.	To act as the general partner of Water Street Healthcare Partners II, L.P.	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Water Street Healthcare Partners, LLC	To act as the manager of other Water Street entities.	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

WSHP Biologics Holdings, LLC (the “Investor”) is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible, subject to the satisfaction of certain conditions, at the current conversion price of $4.39 into approximately 11,389,521 shares of Common Stock. The managing member of the Investor is Water Street Healthcare Partners II, L.P. (the “Fund”), of which the sole general partner is Water Street Healthcare Management II, L.P. (“Water Street Management”). The sole general partner of Water Street Management is Water Street Healthcare Partners, LLC (the “General Partner”). Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

The names and addresses of the partners who serve on the Investment Committee of the General Partner are listed in the table below:

Partner	Address of Principal Office
Timothy Dugan	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

James Connelly	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Ned Villers	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Kevin Swan	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Robert Womsley	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Peter Strothman	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

Christopher Sweeney	333 West Wacker Drive, Suite 2800, Chicago, IL 60654

CUSIP No. 74975N105	13D	Page 7

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4, 5 and 6 hereof is incorporated herein by reference.

As more fully described in Item 4 hereof, on July 16, 2013, the Investor acquired 50,000 shares of Series A Preferred Stock for $50,000,000 (the “Purchase Price”) as contemplated by that certain Investment Agreement by and between the Issuer and the Investor, dated as of June 12, 2013 (the “Investment Agreement”). The Series A Preferred Stock is convertible, subject to the terms and conditions of the Investment Agreement and the Certificate of Designation of the Issuer governing the Series A Preferred Stock (the “Certificate of Designation”), into approximately 11,389,521 shares of Common Stock at the current conversion price of $4.39. $49,596,600 of the Purchase Price was funded by the Fund’s investment in Investor from the Fund’s contributed capital, and $403,400 of the Purchase Price was funded by certain co-investors’ investments in Investor.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Pursuant to the Investment Agreement, dated as of June 13, 2013, the Investor acquired 50,000 shares of Series A Preferred Stock for investment purposes (the “Investment”). The proceeds received by the Issuer from the Investment were used to fund a portion of the acquisition of Pioneer Surgical Technology, Inc., a Michigan corporation (“Pioneer”), pursuant to that certain Agreement and Plan of Merger by and among the Issuer, Rockets MI Corporation, a Michigan corporation and wholly-owned subsidiary of the Issuer, Pioneer and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders’ Agent, dated as of June 11, 2013.

The Reporting Persons plan to review the Investment on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Investment Agreement (including without limitation the standstill restrictions described in Item 6 below) and applicable securities laws, the Investor may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock or Series A Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Common Stock or Series A Preferred Stock to various of its partners or members, including one or more of the other Reporting Persons, or may engage in any combination of the foregoing. Subject to applicable law and the terms of the Investment Agreement, the Investor may enter into hedging transactions or alternative structures with respect to the Common Stock or Series A Preferred Stock. No additional prior notice will be given, except as may be required by law, the terms of the Investment Agreement or any such transaction. Any alternative that the Investor may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operation and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, the Investor currently has the right to appoint two directors to the board of directors of the Issuer (the “Board”). As a result of the Investor’s continuous review and evaluation of the business of the Issuer, the Investor may, subject to the standstill restrictions described in Item 6 below, communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through its Board representation, participate in the management of the Issuer.

As described below in Item 6, the Series A Preferred Stock accrues dividends at a rate of 6% per year, subject to adjustment in certain circumstances. Dividends on the Series A Preferred Stock will be payable on a quarterly basis when, as, and if declared by the Issuer’s Board. The Issuer may elect to satisfy its obligation to pay quarterly dividends in cash, or, by accumulating dividends with respect to the Series A Preferred Stock until paid in cash to the holder thereof.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 74975N105	13D	Page 8

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of July 16, 2013, following the consummation of the transactions contemplated by the Investment Agreement, the Investor is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible, subject to the satisfaction of certain conditions, at the current conversion price of $4.39 into approximately 11,389,521 shares of Common Stock, representing approximately 16.8% of the outstanding Common Stock, based on the 56,306,195 shares of Common Stock outstanding as of the signing of the Investment Agreement on June 12, 2013, plus an additional 11,389,521 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Investment Agreement

On June 12, 2013, pursuant to the Investment Agreement, the Investor agreed to acquire from the Issuer 50,000 shares of Series A Preferred Stock for investment purposes, subject to the satisfaction of certain customary closing conditions. Pursuant to undertakings made in the Investment Agreement, for as long as the Series A Preferred Stock remains outstanding, the Issuer has agreed to reserve and keep available, free from preemptive rights and liens, the full number of shares of Common Stock issuable upon the conversion of the Series A Preferred Stock. Until such time as the earliest to occur of (a) May 21, 2014 and (b) the Company entering into an agreement providing for a Combination (as defined in the Investment Agreement) or a tender offer, exchange offer, merger or other transaction providing for a Combination being consummated, the Investor will be bound to a customary standstill provision, subject to certain exceptions.

Certificate of Designation

Under the terms of the Certificate of Designation, cumulative dividends on the Series A Preferred Stock will accrue at a rate per annum of 6% (or after 180 days after the date of issuance of the Series A Preferred Stock, at a rate per annum of 12% for so long as and until shareholder approval (“Shareholder Approval”) of the transactions contemplated by the Investment Agreement have been obtained) on the sum of the then applicable liquidation preference (the “Liquidation Preference”), plus all accrued and unpaid dividends on the Series A Preferred Stock. The initial Liquidation Preference is set at $1,000 per shares of Series A Preferred Stock. Dividends on the Series A Preferred Stock will be payable on a quarterly basis when, as, and if declared by the Issuer’s Board. The Issuer may elect to satisfy its obligation to pay quarterly dividends in cash, or by accumulating dividends with respect to the Series A Preferred Stock quarterly until paid in cash to the holder thereof.

At the earlier of a change of control of the Issuer and July 16, 2020, the holders of the Series A Preferred Stock may require the Issuer to redeem any or all outstanding shares of Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed. Beginning on July 16, 2018, the Issuer may redeem any or all outstanding shares of Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed.

The holders of the Series A Preferred Stock may convert shares of Series A Preferred Stock at any time, in whole or in part, into a number of shares of Common Stock equal to the quotient determined by dividing (i) the sum of the Liquidation Preference, plus all accrued and unpaid dividends on such shares of Series A Preferred Stock by (ii) the conversion price then in effect (the “Conversion Formula”); provided that such shares of Series A Preferred Stock shall not be convertible (a) prior to the first vote of the shareholders of the Issuer with respect to the Shareholder Approval and (b) prior to receipt of Shareholder Approval, into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to July 16, 2013. The Issuer may, at any date after the earliest to occur of (i) the date, if any, the average closing price of the Common Stock for a 20 consecutive day period exceeds $7.98 and (ii) July 16, 2018, cause the conversion of all or part of the Series A Preferred Stock into a number of shares of Common Stock equal to the quotient determined by the Conversion Formula. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

CUSIP No. 74975N105	13D	Page 9

Except with respect to the Shareholder Approval, after the first vote with respect to the Shareholder Approval, holders of the Series A Preferred Stock will be entitled to vote on an as-converted basis upon all matters upon which holders of Common Stock have the right to vote, such votes to be counted together with the Common Stock and not separately as a class; provided, that no holder of Series A Preferred Shares shall be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock that exceeds the quotient of (i) the aggregate purchase price paid for such shares of Series A Preferred Stock, divided by (ii) $4.17.

Holders of a majority of the Series A Preferred Stock then outstanding, voting as a separate class, must approve, among other things, (a) any amendment to the Issuer’s Certificate of Incorporation or By-laws that would have a material adverse effect on the rights of the holders of the Series A Preferred Stock, (b) any liquidation, dissolution or winding-up of the Issuer, (c) changes to the size of the Board and (d) the Issuer entering into, modifying or supplementing certain agreements with certain affiliated parties.

For so long as the holders of the Series A Preferred Stock continue to beneficially own 5% or more of the Common Stock of the Issuer on an as-converted basis, the holders thereof shall be entitled to appoint a number of directors equal to the product of: (i) the Preferred Percentage (as defined in the Certificate of Designation), and (ii) the total number of directors on the Board, including the number of directors appointed or appointable to the Board by the holders of the Series A Stock; provided, that if such product is not a whole number, then the number of directors appointable to the Board by the holders of the Series A Stock shall be the next whole number larger than such product; provided, further that the number of directors appointable to the Board by the holders of the Series A Stock shall not exceed two at any time. On July 16, 2013, Curt Selquist and Ned Villers were appointed to the Board by the Investor as their initial designees.

Investor Rights Agreement

If the Investor is no longer entitled to designate a Board member pursuant to the Certificate of Designation, then pursuant to that certain Investor Rights Agreement by and between Investor and the Issuer, dated as of July 16, 2013 (the “Investor Rights Agreement”), for so long as the Investor continues to beneficially own 5% or more of the Common Stock of the Issuer directly or on an as-converted basis, the Investor shall be entitled to nominate a number of directors equal to (i) the Ownership Percentage (as defined in the Investor Rights Agreement), and (ii) the total number of directors on the Board, including the number of directors appointed or appointable to the Board by the holders of the Series A Stock; provided, that if such product is not a whole number, then the number of directors that can be nominated to the Board by the holders of the Series A Stock shall be the next whole number larger than such product; provided, further that the number of directors that can be nominated to the Board by the holders of the Series A Stock shall not exceed two at any time.

Subject to various exceptions, the Investor has customary preemptive rights in the event the Issuer offers securities to any person, entitling the Investor to participate in any such offering in proportion to the percentage of the Common Stock on an as converted basis held by the Investor at the time of the offering.

So long as the Investor continues to beneficially own 5% or more of the Common Stock directly or on an as converted basis, the Issuer will provide the Investor with customary information rights, including providing the Investor with (a) unaudited monthly and unaudited quarterly financial statements, (b) audited annual financial statements, (c) a copy of its financial plan prior to the beginning of each fiscal year and any Board-approved revisions thereof and (d) other information as the Investor reasonably request that is consistent with materials otherwise provided to members of the Board.

The Issuer has granted the Investor certain rights with respect to registration under the Securities Act of the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). The Issuer has agreed to prepare and file an initial shelf registration statement covering the resale of all Registrable Securities in an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act no later than September 29, 2013 (within 75 days after the closing of the issuance of the Series A Preferred Stock) and to use its reasonable best efforts to cause the shelf registration statement to be declared effective no later than December 28, 2013 (within 90 days after the filing of the initial shelf registration statement). Additionally, in certain circumstances, the Investor is entitled to two demand registrations and certain piggyback registration rights with respect to the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock.

Management Rights Letter

Pursuant to the terms of that certain Management Rights Letter by and among the Issuer, the Investor and the Fund, dated as of July 16, 2013 (the “Management Rights Letter”), the Investor has delegated to the Fund the Investor’s Board nomination, information and consent rights granted to the Investor pursuant to the Investor Rights Agreement. Additionally, the Investor has delegated to the Fund the Investor’s rights, as the sole holder of Series A Preferred Stock, to appoint directors to the Board granted to Investor pursuant to the Certificate of Designation.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Investment Agreement, the Certificate of Designation, the Investor Rights Agreement and the Management Rights Letter, attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively, which are incorporated herein by reference.

CUSIP No. 74975N105	13D	Page 10

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

1.	Investment Agreement, dated as of June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.2 to RTI Surgical Inc’s Current Report on Form 8-K filed on June 13, 2013).

2.	Series A Certificate of Designation of RTI Surgical, Inc., dated as of July 16, 2013 (incorporated by reference to Exhibit 3.1 to RTI Surgical Inc’s Current Report on Form 8-K filed on July 18, 2013).

3.	Investor Rights Agreement, dated as of July 16, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.3 to RTI Surgical Inc’s Current Report on Form 8-K filed on July 18, 2013).

4.	Management Rights Letter, by and among RTI Surgical, Inc., WSHP Biologics Holdings, LLC and Water Street Healthcare Partners II, L.P., dated as of July 16, 2013.

5.	Schedule 13D Joint Filing Agreement by and among Water Street Healthcare Partners, LLC, Water Street Healthcare Management II, L.P., Water Street Healthcare Partners II, L.P. and WSHP Biologics Holdings, LLC, dated as of July 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P.

By:	Water Street Healthcare Management II, L.P.
Its:	General Partner

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P.

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

Exhibit 4

RTI Surgical, Inc.

11621 Research Circle

Alachua, Florida 32615

July 16, 2013

Water Street Healthcare Partners II, L.P.

333 West Wacker Drive, Suite 2800

Chicago, Illinois 60606

Attention: Ned H. Villers

Re: VCOC Management Rights

Ladies and Gentlemen:

This letter will confirm our agreement that, in connection with the ownership by WSHP Biologics Holdings, LLC (“Owner Sub”) of certain shares of Series A Convertible Preferred Stock (the “Shares”) issued by, and Owner Sub’s investment in, RTI Surgical, Inc. (the “Company”), Owner Sub has obtained and delegated to its managing member, Water Street Healthcare Partners II, L.P. (the “Fund”), certain management rights with respect to the Company as described below.

Pursuant to the Certificate of Designation of Series A Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware on or about the date hereof (the “Certificate”), Owner Sub constitutes, by itself, the Series A Preferred Majority Holders (as defined in the Certificate), and is thus individually entitled to exercise all rights granted by the Certificate to the Series A Preferred Majority Holders, including the right to elect, remove and replace up to two directors to the board of directors of the Company (the “Preferred Directors”) pursuant to Section 10(b) of the Certificate. Owner Sub hereby delegates such right to the Fund, and the Fund is accordingly entitled to independently elect, remove and replace such Preferred Directors in accordance with the Certificate. The Company hereby agrees to such delegation.

Additionally, pursuant to the Investor Rights Agreement by and between the Company and Owner Sub, dated as of July 16, 2013 (the “Investor Rights Agreement”), Owner Sub constitutes, by itself, the Majority Investor Parties (as defined in the Investor Rights Agreement), and is thus individually entitled to exercise all rights granted by the Investor Rights Agreement to the Majority Investor Parties, including certain information rights pursuant to Section 3.1 of the Investor Rights Agreement, the right to nominate up to two directors to the board of directors of the Company in certain circumstances pursuant to Section 3.3(a) of the Investor Rights Agreement and certain consent rights pursuant to Section 3.5 of the Investor Rights Agreement. Owner Sub hereby delegates such rights to the Fund, and the Fund is accordingly entitled to independently exercise such information, board nomination and consent rights. The Company hereby agrees to such delegation.

The rights set forth herein shall terminate and be of no further force or effect upon the time at which the Fund no longer directly or indirectly owns any Shares or other securities of the Company.

[Signature pages follows]

Sincerely,

RTI SURGICAL, INC.

By:	/s/ Robert P. Tordheim
Name:	Robert P. Tordheim
Title:	EVP, CFO

Acknowledged and Agreed:

WATER STREET HEALTHCARE PARTNERS II, L.P.

By:	Water Street Healthcare Management II, L.P.
Its:	General Partner

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Title:	Authorized Signatory

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Title:	Authorized Signatory

[Signature Page to Management Rights Letter]

Exhibit 5

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: July 24, 2013

***

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P.

By:	Water Street Healthcare Management II, L.P.
Its:	General Partner

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P.

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

Signature Page to Joint Filing Agreement